Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$14,560,000.00	$446.99	(1)

(1)	The filing fee of $446.99 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $282,155.65 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $446.99 is offset against the registration fee due for this offering and of which $281,708.66 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2007-MTNDD158 DATED SEPTEMBER 21, 2007

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Premium mAndatory Callable

Equity-linked secuRitieS

PACERS Based Upon the S&P 500® Index

Due March 26, 2009

$10.00 per PACERS

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The PACERS will mature on March 26, 2009, unless called earlier by us.

■	No interest will be paid on the PACERS.

■

We will call the PACERS for cash in an amount equal to the sum of $10 and a mandatory call premium if the closing value of the S&P 500® Index (which we refer to as the underlying index) on any index business day during each of the three-index-business-day periods starting on and including March 25, 2008, September 25, 2008 or March 19, 2009 is greater than or equal to 1,525.75 (the initial index value).

■

If we do not call the PACERS, you will receive at maturity for each PACERS either (1) cash in an amount equal to the product of (a) the closing value of the underlying index on the valuation date and (b) 0.006554 (equal to $10 divided by the initial index value) if the closing value of the underlying index on any index business day after the pricing date (which is the date of this pricing supplement and the date on which the PACERS were priced for initial sale to the public) up to and including the third index business day before maturity is less than or equal to 1,220.60 (approximately 80% of the initial index value) or (2) $10 in cash.

■	The PACERS are not principal-protected. At maturity you could receive an amount in cash less than your initial investment in the PACERS and could be zero.

■	The PACERS will not be listed on any exchange.

Investing in the PACERS involves a number of risks. See “Risk Factors Relating to the PACERS” beginning on page PS-6.

The PACERS represent obligations of Citigroup Funding Inc. only. “Standard & Poor’s®,” “Standard & Poor’s 500®,” “S&P 500® ” and “S&P® ”are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding’s affiliate, Citigroup Global Markets Inc. The PACERS have not been passed on by Standard & Poor’s or The McGraw-Hill Companies, Inc. as to their legality or suitability. The PACERS are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the PACERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PACERS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per PACERS	Total
Public Offering Price	$10.00	$14,560,000
Agent’s Discount	$0.225	$ 327,600
Proceeds to Citigroup Funding Inc.	$9.775	$14,232,400

The agent expects to deliver the PACERS to purchasers on or about September 26, 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the PACERS?

PACERS are callable securities. PACERS’ return, if any, and the amount you will receive at maturity is linked to the closing value of the S&P 500® Index, which we refer to as the underlying index. We will call the PACERS, in whole, but not in part, only if the closing value of the underlying index on any index business day during the three-index-business-day periods starting on and including March 25, 2008, September 25, 2008 or March 19, 2009 is greater than or equal to the initial index value of 1,525.75. The PACERS will not otherwise be called even if the closing value on any other day is greater than or equal to the initial index value of 1,525.75. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 plus a mandatory call premium. We will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call on the earlier of at least three business days after such call or the maturity date.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the closing value of the underlying index on any index business day after the pricing date up to and including the third index business day before maturity (which we refer to as the valuation date) is less than or equal to 1,220.60 (approximately 80% of the initial index value). In this case, you will receive at maturity cash in an amount equal to the product of (a) the closing value of the underlying index on the valuation date (which we refer to as the final index value) and (b) 0.006554 (equal to $10 divided by the initial index value, which we refer to as the index ratio), and will be less than the amount of your initial investment and could be zero. If we do not call the PACERS, you will not in any case benefit from any increase in the value of the underlying index or receive an amount at maturity greater than your initial investment. PACERS are not principal protected.

The PACERS mature on March 26, 2009, are callable by us semi-annually beginning on March 25, 2008 and do not provide for earlier redemption by you. The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding and any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS is not guaranteed.

Each PACERS represents a principal amount of $10. You may transfer the PACERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the PACERS in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the PACERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERS through the accounts that these systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the PACERS?

No. We will not make any periodic payments of interest on the PACERS.

What Will I Receive if Citigroup Funding Calls the PACERS?

We will call the PACERS, in whole, but not in part, if the closing value of the underlying index on any index business day during the three-index-business-day periods starting on and including March 25,

2008, September 25, 2008 or March 19, 2009 is greater than or equal to the initial index value of 1,525.75 We refer to the three index business days each six months as a call determination period, and we refer to the index business day on which we call the PACERS, if any, as the call date. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 and a mandatory call premium. The mandatory call premium will equal $0.50 if the PACERS are called during the call determination period beginning on March 25, 2008, $1.00 if the PACERS are called during the call determination period beginning on September 25, 2008 and $1.50 if the PACERS are called during the call determination period beginning on March 19, 2009.

If we call the PACERS during one of the call determination periods beginning on March 25 2008 or September 25, 2008, we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least three business days after the call date. If we call the PACERS during the call determination period beginning on March 19, 2009, we will not provide notice of a call but will pay the call price to you at maturity.

The opportunity to fully participate in possible increases in the value of the underlying index through an investment in the PACERS is limited if we call the PACERS because the return you receive will be limited to the amount of the applicable mandatory call premium.

What Will I Receive at Maturity of the PACERS?

If we call the PACERS during the call determination period beginning on March 19, 2009, at maturity you will receive for each PACERS you hold a call price in cash equal to $11.50, the sum of $10 and the applicable mandatory call premium.

If we do not call the PACERS, at maturity you will receive for each PACERS you hold either:

•

cash in an amount equal to the product of (a) the final index value and (b) the index ratio, if the closing value of the underlying index on any index business day after the pricing date up to and including the valuation date is less than or equal to 1,220.60 (approximately 80% of the initial index value), or

•	$10 in cash.

As a result, if we do not call the PACERS and the closing value of the underlying index on any index business day after the pricing date up to and including the valuation date is less than or equal to approximately 80% of the initial index value, the cash amount you receive at maturity for each PACERS will be less than the price paid for each PACERS and could be zero.

The initial index value equals 1,525.75, the closing value of the underlying index on the pricing date.

The index ratio equals 0.006554, $10 divided by the initial index value.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?

For a table and graphs setting forth hypothetical amounts you could receive upon a call of the PACERS or at maturity, see “Description of the PACERS — Amounts Payable at Call or Maturity — Hypothetical Examples” in this pricing supplement.

Who Publishes the S&P 500® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500®

Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of June 30, 2007, the common stocks of 424 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (“NYSE”). As of June 30, 2007, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

Please note that an investment in the PACERS does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a graph showing the daily closing value of the S&P 500® Index from January 2, 2002 to September 21, 2007 and tables showing the yearly closing values of the S&P 500® Index since 1947 and the monthly closing values of the S&P 500® Index since the first quarter of 2002. You can find this graph and these tables in the section “Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors Relating to the PACERS — The Historical Performance of the S&P 500® Index Is Not an Indication of the Future Performance of the S&P 500® Index” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the PACERS?

In purchasing a PACERS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a PACERS for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the S&P 500® Index. Under such treatment, at maturity or upon the mandatory redemption of the PACERS for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERS, you generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and your tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if you have held the PACERS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this preliminary pricing supplement for more information.

Will the PACERS Be Listed on a Stock Exchange?

The PACERS will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliate, Citigroup Global Markets?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the PACERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell PACERS to create a secondary market for holders of the PACERS, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the PACERS. Potential conflicts of interest may exist between Citigroup Global Markets and you as holder of the PACERS.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the underlying index, or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity could affect the value of the underlying index and therefore the market value of the PACERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the PACERS declines. You should refer to “Risk Factors Relating to the PACERS — The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the PACERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the PACERS, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERS by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the PACERS?

Yes, the PACERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the PACERS” in this pricing supplement.

RISK FACTORS RELATING TO THE PACERS

Because the terms of the PACERS differ from those of conventional debt securities in that, unless the PACERS are called by us, the amount you receive at maturity will be based on the closing value of the underlying index on any index business day after the pricing date up to and including the valuation date, an investment in the PACERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the underlying index and other events that are difficult to predict and beyond our control.

Your Investment in the PACERS May Result in a Loss if the Closing Value of the Underlying Index Declines

If we do not call the PACERS, the amount you receive at maturity will depend on the closing value of the underlying index on any index business day after the pricing date up to and including the valuation date. As a result, the amount you receive at maturity may be less than the amount you paid for your PACERS. If we do not call the PACERS and (i) on any index business day after the pricing date up to and including the valuation date the closing value of the underlying index is less than or equal to 1,220.60 (approximately 80% of the initial index value), and (ii) on the valuation date the value of the underlying index is less than the initial index value, then the cash amount you receive at maturity will be less than the price paid for each PACERS, and could be zero, in which case your investment in the PACERS will result in a loss. If we do not call the PACERS, this will be true even if the closing value of the underlying index exceeds the initial index value at one or more times after the pricing date but is less than or equal to approximately 80% of the initial index value on any index business day after the pricing date up to and including the valuation date and the closing value on the valuation date is less than the initial index value.

The PACERS Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the PACERS if the closing value of the underlying index on any index business day during the three call determination periods beginning on March 25, 2008, September 25, 2008 or March 19, 2009 is greater than or equal to the initial index value. If we call the PACERS, you will receive a call price in cash equal to $10 plus a mandatory call premium. The opportunity to participate in possible increases in the closing value of the underlying index through an investment in the PACERS is limited because the return you receive if we call the PACERS will be limited to the amount of the applicable mandatory call premium. Therefore, your return on the PACERS may be less than your return on a similar security that was directly linked to the underlying index and allowed you to participate more fully in the appreciation of the value of the underlying index.

You Will Not Receive Any Periodic Payments on the PACERS

You will not receive any periodic payments of interest or any other periodic payments on the PACERS. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying index.

The Yield on the PACERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The PACERS do not pay any interest. As a result, if we do not call the PACERS (and regardless of whether the closing value of the underlying index on any index business day after the pricing date up to and including the valuation date is less than or equal to 1,220.60 (approximately 80% of the initial index value)), the effective yield on the PACERS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your PACERS in the secondary market will be affected by the supply of and demand for the PACERS, the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the PACERS of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.    We expect that the market value of the PACERS will depend substantially on the amount, if any, by which the value of the underlying index changes from the initial index value of 1,525.75. However, changes in the value of the underlying index may not always be reflected, in full or in part, in the market value of the PACERS. If you choose to sell your PACERS when the value of the underlying index exceeds the initial index value, you may receive substantially less than the amount that would be payable at maturity or upon a call based on that value because of expectations that the value of the underlying index will continue to fluctuate between that time and the time when the amount you will receive at maturity or upon a call is determined. In addition, significant increases in the value of the underlying index are not likely to be reflected in the trading price of the PACERS because we will call the PACERS on the earliest of the three call determination periods beginning on March 25, 2008, September 25, 2008 or March 19, 2009 for a mandatory call premium of $0.50, $1.00 or $1.50, respectively, if the closing value of the underlying index on any closing day during any of the call determination periods is greater than or equal to the initial index value. If you choose to sell your PACERS when the value of the underlying index is below the initial index value, you may receive less than the amount you originally invested.

Trading prices of the stocks included in the underlying index will be influenced by their results of operations and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the stocks are traded, and by various circumstances that can influence the prices of the stocks in a specific market segment of a particular stock included in the underlying index. Citigroup Funding’s hedging activities, the issuance of securities similar to the PACERS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the value of the underlying index.

Volatility of the Underlying Index.     Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the underlying index changes during the term of the PACERS, the market value of the PACERS may decrease.

Mandatory Call Feature.    The possibility that the PACERS may be called during the call determination period every six months is likely to limit their value. If the PACERS did not include a mandatory call feature, we expect their value would be significantly different.

Events Involving the Companies Included in the Underlying Index.    General economic conditions and earnings results of the companies whose common stock are included in the underlying index and real or anticipated changes in those conditions or results, may affect the value of the underlying index and the market value of the PACERS. In addition, if the dividend yields on those stocks increase, we expect that the value of the PACERS may decrease because the amount of cash you will receive at maturity will not reflect the value of such dividend payments.

Interest Rates.    We expect that the market value of the PACERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the PACERS may decrease, and if U.S. interest rates decrease, the market value of the PACERS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the PACERS may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the PACERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the PACERS.

Hedging Activities.    Hedging activities related to the PACERS by us or one or more of our affiliates will likely involve trading in one or more of the stocks included in the underlying index, or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underling index. This hedging activity could affect the market value of the underlying index and therefore the market value of the PACERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERS declines. Profits or losses from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the PACERS. The PACERS are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the PACERS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the PACERS attributable to another factor, such as an increase in the value of the underlying index.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the PACERS. Changes in the value of the underlying index will affect the value of the PACERS, but it is impossible to predict whether the value of the underlying index will rise or fall.

The Volatility of the Value of the Underlying Index May Result in a Cash Payment at Maturity Less Than or Equal to Your Initial Investment

Historically, the value of the underlying index has been volatile. From January 2, 2002 to September 21, 2007, the closing value of the underlying index has been as low as 776.76 and as high as 1553.08. If we do not call the PACERS, whether you receive at maturity cash in an amount equal to the amount of your initial investment in the PACERS or cash in an amount less than your initial investment depends upon the closing value of the underlying index on any index business day during the term of the PACERS. The volatility of the value of the underlying index may result in your receiving at maturity a cash amount less than your initial investment in the PACERS and which could be zero, which will result in a loss.

Your Return on the PACERS Will Not Reflect the Return You Would Realize If You Actually Owned the Stocks Included in the Underlying Index

Your return on the PACERS will not reflect the return you would realize if you actually owned the stocks included in the underlying index because S&P calculates the Index by reference to the prices of the stocks included in the underlying index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the PACERS may be less than the return you would realize if you actually owned the stocks included in the underlying index even if the final index value of the underlying index is greater than its initial index value.

You May Not Be Able to Sell Your PACERS If an Active Trading Market for the PACERS Does Not Develop

The PACERS have not been and will not be listed on any exchange. There is currently no secondary market for the PACERS. Citigroup Global Markets currently intends, but is not obligated, to make a market in the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS. If the secondary market for the PACERS is limited, there may be few buyers should you choose to sell your PACERS prior to maturity and this may reduce the price you receive.

The Market Value of the PACERS May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Derivative Instruments Related to the Underlying Index by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the underlying index or derivative instruments relating to the underlying index or the stocks included in the underlying index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying index and therefore the market value of the PACERS.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the PACERS, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

You Will Have No Rights Against the Index Publisher or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the index publisher or any issuer of any stock included in the underlying index, even though the amount you receive at maturity, if any, will depend on the prices of the stocks included in the underlying index. By investing in the PACERS you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions with respect to stocks included in the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the PACERS or to the holders of the PACERS.

The United States Federal Income Tax Consequences of the PACERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the PACERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement.

DESCRIPTION OF THE PACERS

The following description of the particular terms of the PACERS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

Premium mAndatory Callable Equity-linked secuRitieS (PACERSSM) Based Upon the S&P 500® Index (the “Underlying Index”) are callable securities. PACERS’ return, if any, and the amount you receive at maturity is linked to the Closing Value of the Underlying Index. We will call the PACERS, in whole, but not in part, only if the Closing Value of the Underlying Index on any Index Business Day during the three-Index-Business-Day periods starting on and including March 25, 2008, September 25, 2008 or March 19, 2009 is greater than or equal to the Initial Index Value of 1,525.75. The PACERS will not be called even if the Closing Value on any other day is greater than or equal to the Initial Index Value. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 plus a Mandatory Call Premium. If we call the PACERS during one of the Call Determination Periods beginning on March 25, 2008 or September 25, 2008, we will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call at least three business days after such call. If we call the PACERS during the Call Determination Period beginning on March 19, 2009, we will not provide notice of a call but will pay the Call Price to you at maturity.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the Closing Value of the Underlying Index on any Index Business Day after the Pricing Date up to and including the Valuation Date is less than or equal to 1,220.60 (approximately 80% of the Initial Index Value). In this case, you will receive at maturity cash in an amount which will be directly linked to the change in value of the Underlying Index from its Closing Value on the Pricing Date, and will be less than the amount of your initial investment and could be zero. If we do not call the PACERS, you will not in any case benefit from any increase in the value of the Underlying Index or receive an amount at maturity greater than your initial investment.

The PACERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of PACERS issued will be $14,560,000 (1,456,000 PACERS). The PACERS will mature on March 26, 2009, unless called earlier by us, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS is not guaranteed. The PACERS will be issued only in fully registered form and in denominations of $10 per PACERS and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the PACERS and of the senior debt indenture under which the PACERS will be issued.

Interest

We will not make any periodic payments of interest on the PACERS. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

Mandatory Call Feature

We will call the PACERS, in whole, but not in part, if the Closing Value of the Underlying Index on any Index Business Day during the three-Index-Business-Day periods starting on and including March 25,

2008, September 25, 2008 or March 19, 2009 is greater than or equal to the Initial Index Value. We refer to the three Index Business Days each six months as a Call Determination Period, and we refer to the Index Business Day within a Call Determination Period on which we call the PACERS, if any, as the Call Date. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 and a Mandatory Call Premium. The Mandatory Call Premium will equal $0.50 if the PACERS are called during the Call Determination Period beginning on March 25, 2008, $1.00 if the PACERS are called during the Call Determination Period beginning on September 25, 2008 and $1.50 if the PACERS are called during the Call Determination Period beginning on March 19, 2009.

If we call the PACERS during one of the Call Determination Periods beginning on March 25, 2008 or September 25, 2008 we will provide notice of a call, including the exact call payment date, within one business day after the Call Date, and the call payment date will be at least three business days after the Call Date. If we call the PACERS during the Call Determination Period beginning on March 19, 2009, we will not provide notice of a call but will pay the Call Price to you at maturity.

The opportunity to participate in possible increases in the value of the Underlying Index through an investment in the PACERS is limited if we call the PACERS because the amount you receive will be limited to the Call Price.

So long as the PACERS are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the PACERS are no longer represented by global securities or are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity

If we call the PACERS during the Call Determination Period beginning on March 19, 2009, at maturity you will receive for each PACERS you hold a Call Price in cash equal to $11.50, the sum of $10 and the applicable Mandatory Call Premium.

If we do not call the PACERS, they will mature on March 26, 2009. At maturity, you will receive for each PACERS an amount described below.

Determination of the Amount to be Received at Maturity

If not previously called, at maturity you will receive for each $10 principal amount of PACERS either:

•

cash in an amount equal to the product of the Final Index Value and the Index Ratio, if the Closing Value of the Underlying Index on any Index Business Day after the Pricing Date up to and including the Valuation Date is less than or equal to 1,220.60 (approximately 80% of the Initial Index Value), which we refer to as the “Downside Trigger Value,” or

•	$10 in cash.

As a result, if we do not call the PACERS and the Closing Value of the Underlying Index on any Index Business Day after the Pricing Date up to and including the Valuation Date is less than or equal to the Downside Trigger Value, the cash amount you receive at maturity for each PACERS will be less than the price paid for each PACERS and could be zero.

The “Initial Index Value” equals 1,525.75, the Closing Value of the Underlying Index on the Pricing Date.

The “Final Index Value” will equal the Closing Value of the Underlying Index on the Valuation Date.

The “Pricing Date” means the date of this pricing supplement and on which the PACERS were priced for initial sale to the public.

The “Valuation Date” means the third Index Business Day before maturity.

The “Index Ratio” equals 0.006554, $10 divided by the Initial Index Value.

An “Index Business Day” means a day, as determined by the calculation agent, on which the Underlying Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Underlying Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Underlying Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the PACERS, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Underlying Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Underlying Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

Amounts Payable at Call or Maturity — Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different Closing Values of the Underlying Index on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per PACERS

•	Pricing Date: September 24, 2007

•	Settlement Date: September 27, 2007

•	Valuation Date: March 24, 2009

•	Maturity Date: March 27, 2009

•	Initial Index Value: 1411.27

•	Minimum Underlying Index value at which a Mandatory Call occurs: 1411.27 (100.00% of the hypothetical Initial Index Value)

•	Mandatory Call Premium:

a.	5.00%, if called on any Call Date in March 2008

b.	10.00%, if called on any Call Date in September 2008

c.	15.00%, if called on any Call Date in March 2009

•	Index Ratio: 0.00709

•	Annualized dividend yield of the Underlying Index: 1.94%

•

If the PACERS have not been previously called, at maturity, whether you receive cash in an amount equal to the product of the Final Index Value and the Index Ratio or your initial investment ($10.00 per PACERS) depends on whether the Closing Value of the Underlying Index has declined by 80% or more (to 1129.02 or less, the “Downside Trigger Value”) from the Initial Index Value on any Index Business Day after the Pricing Date up to and including the Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the Initial Index Value; whether the Closing Value of the Underlying Index on any Call Date is greater than or equal to the Initial Index Value, causing the PACERS to be called; and if the PACERS are not called, whether the Closing Value of the Underlying Index on any Index Business Day up to and including the Valuation Date has declined by approximately 80% or more (to be determined on the Pricing Date) from the Initial Index Value causing you to receive at maturity cash in an amount equal to the product of the Final Index Value and the Index Ratio.

PACERS are Mandatorily Called on any of the Call Dates

The PACERS have not been previously called and the Closing Value of the Underlying Index on the relevant Call Date is equal to or greater than 1411.27, the value at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If the Call Date occurs in March 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.50. Call Price = $10.00 + $0.50 = $10.50 per PACERS

b. If the Call Date occurs in September 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.00. Call Price = $10.00 + $1.00 = $11.00 per PACERS

c. If the Call Date occurs in March 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.50. Call Price = $10.00 + $1.50 = $11.50 per PACERS

d.      Even if the Downside Trigger Value has been breached, the PACERS will be called on any Index Business Day within any Call Determination Period if the Closing Value of the Underlying Index on such date is equal to or greater than 1411.27, the value at which a Mandatory Call would occur. If the Call Date occurs in March 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.50.

Call Price = $10.00 + $1.50 = $11.50 per PACERS

PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Value is Not Breached

The PACERS are not called on any of the Call Dates, and the Closing Value of the Underlying Index is not less than or equal to 80% of the Initial Index Value, or 1129.02, at any day from the Pricing Date up to and including the Valuation Date.

Since the Closing Value of the Underlying Index on any Index Business Day after the Pricing Date up to and including the Valuation Date is not less than or equal to 1129.02, the amount received at maturity will be $10.00 per PACERS.

Amount received at maturity = $10.00 per PACERS

PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Value is Breached

The PACERS are not called on any of the Call Dates, and the Closing Value of the Underlying Index is less than 80% of the Initial Index Value, or 1129.02, on any Index Business Day from the Pricing Date up to and including the Valuation Date. At maturity you will receive for each PACERS cash in an amount equal to the product of the Final Index Value and the Index Ratio (or 0.00709).

Even if the Closing Value of the Underlying Index is greater than 1411.27, or the value at which a Mandatory Call occurs, at one or more times on or prior to the Valuation Date, the Closing Value of the Underlying Index is below 1411.27 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the closing value of the Underlying Index
on any index business day after the Pricing
Date up to and including the Valuation Date is
equal to or less than 1129.02, then you will
receive at maturity cash in an amount equal to
the product of the Final Index Value and the
Index Ratio (or 0.00709). If the closing value
of the Underlying Index on the Maturity Date
is 1,058.45 then the cash amount you will
receive, based on such closing value, will be
$7.50. Amount received at maturity = 0.00709
* 1058.45 = $7.50.

Summary Chart of Hypothetical Examples

PACERS are Mandatorily Called

Date on which the PACERS are called	Any Call Date in March 2008	Any Call Date in September 2008	Any Call Date in March 2009 (Downside Trigger Not Breached)	Any Call Date in March 2009 (Downside Trigger Breached)
Hypothetical Initial Index Value	1,411.27	1,411.27	1,411.27	1,411.27

Hypothetical lowest Closing Value on or prior to the Valuation Date	1,270.14	1,164.30	1,168.53	1,058.45

Is the hypothetical lowest Closing Value less than or equal to 80% of the Initial Index Value, or 1129.02?	No	No	No	Yes

Hypothetical minimum value at which a Mandatory Call would occur	1,411.27	1,411.27	1,411.27	1,411.27

Hypothetical Closing Value of the Underlying Index on the Call Date	1,552.40	1,517.12	1,581.89	1,510.06

Call Price for the PACERS	$10.50	$11.00	$11.50	$11.50

Return on the Underlying Index (excluding any cash dividend payments)	10.00%	7.50%	12.09%	7.00%

Return on the Underlying Index (including all cash dividend payments)	10.97%	9.44%	15.00%	9.91%

Return on PACERS	5.00%	10.00%	15.00%	15.00%

PACERS are not Mandatorily Called

	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Initial Index Value	1,411.27	1,411.27
Hypothetical lowest Closing Value on or prior to the Valuation Date	1,178.41	1,058.45
Is the hypothetical lowest Closing Value less than or equal to 80% of the Initial Index Value, or 1129.02?	No	Yes
Will investors receive at maturity cash in an amount less than their initial investment at maturity?	No	Yes
Hypothetical Closing Value of the Underlying Index at maturity	1,178.41	1,058.45
Amount received at maturity	$10.00	$7.50
Return on the Underlying Index (excluding any cash dividend payments)	-16.50%	-25.00%
Return on the Underlying Index (including all cash dividend payments)	-13.59%	-22.09%
Return on the PACERS	0.00%	-25.00%

Discontinuance of the S&P 500® Index

If S&P discontinues publication of the S&P 500® Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500® Index, then the value of the S&P 500® Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to the registered holders of the PACERS.

If S&P discontinues publication of the S&P 500® Index and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the S&P 500® Index, the value to be substituted for the S&P 500® Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the S&P 500® Index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500® Index before we call the PACERS and prior to the determination of the maturity payment amount, if any, and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination that we will call the PACERS, (b) the determination of the maturity payment amount, if any, and (c) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the S&P 500® Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect trading in the PACERS.

If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500® Index as described above, the successor index or value will be substituted for the S&P 500® Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect the value of the PACERS, if any.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, your broker and the beneficial owners of the PACERS, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500® Index or any successor index is changed in any material respect, or if the S&P 500® Index or any successor index is in any other way modified so that the value of the S&P 500® Index, S&P 500® Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500® Index, S&P 500® Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P 500® Index or the successor index. Accordingly, if the method of calculating the S&P 500® Index or any successor index is modified so that the value of the S&P 500® Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The PACERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any PACERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PACERS will be determined by the calculation agent and will equal, for each PACERS, the Call Price or amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of early repayment. See “— Mandatory Call Feature” and “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of a beneficial owner of a PACERS against the entity that becomes subject to a bankruptcy proceeding will be capped at the Call Price or the amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of the commencement of the proceeding.

In case of default in payment at maturity of the PACERS, the PACERS shall bear interest, payable upon demand of the beneficial owners of the PACERS in accordance with the terms of the PACERS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.25% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as the paying agent for the PACERS and will also hold the global security representing the PACERS as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the PACERS.

Calculation Agent

The calculation agent for the PACERS will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the PACERS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the PACERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the PACERS. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500® INDEX

General

The S&P 500® Index is published by Standard & Poor’s (“S&P”) and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of June 30, 2007, the common stocks of 424 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of June 30, 2007, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of June 30, 2007, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the number of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (88), Consumer Staples (39), Energy (32), Financials (92), Health Care (53), Industrials (53), Information Technology (74), Materials (28), Telecommunication Services (9) and Utilities (32). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE PACERS WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all S&P 500 component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500 component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500 Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

Year-End Closing Values

The following table sets forth the closing values of the S&P 500® Index on the last Index Business Day of each December from 1947 through 2006, as published by S&P. The historical performance of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500® Index will not decline and thereby reduce the maturity payment.

Year	Year-End Closing Value	Year	Year-End Closing Value	Year	Year-End Closing Value	Year	Year-End Closing Value
1947	15.30	1962	63.10	1977	95.10	1992	435.71
1948	15.20	1963	75.02	1978	96.11	1993	466.45
1949	16.79	1964	84.75	1979	107.94	1994	459.27
1950	20.43	1965	92.43	1980	135.76	1995	615.93
1951	23.77	1966	80.33	1981	122.55	1996	740.74
1952	26.57	1967	96.47	1982	140.64	1997	970.43
1953	24.81	1968	103.86	1983	164.93	1998	1,229.23
1954	35.98	1969	92.06	1984	167.24	1999	1,469.25
1955	45.48	1970	92.15	1985	211.28	2000	1,320.28
1956	46.67	1971	102.09	1986	242.17	2001	1,148.08
1957	39.99	1972	118.05	1987	247.08	2002	879.82
1958	55.21	1973	97.55	1988	277.72	2003	1,111.92
1959	59.89	1974	68.56	1989	353.40	2004	1,211.92
1960	58.11	1975	90.19	1990	330.22	2005	1,248.29
1961	71.55	1976	107.46	1991	417.09	2006	1,418.30

Monthly Closing Values

The following table sets forth the closing value of the S&P 500® Index on the last Index Business Day of each month in the period from January 2002 through August 2007. These historical data on the S&P 500® Index are not necessarily indicative of the future performance of the S&P 500® Index or what the market value of the PACERS may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the PACERS.

	2002	2003	2004	2005	2006	2007
January	1,130.20	855.70	1,131.13	1,181.27	1,280.08	1,438.24
February	1,106.73	841.15	1,144.94	1,203.60	1,280.66	1,406.82
March	1,147.39	848.18	1,126.21	1,180.59	1,294.83	1,420.86
April	1,076.92	916.92	1,107.30	1,156.85	1,310.61	1,482.37
May	1,067.14	963.59	1,120.68	1,191.50	1,270.09	1,530.62
June	989.82	974.50	1,140.84	1,191.33	1,270.20	1,503.35
July	911.62	990.31	1,101.72	1,234.18	1,276.66	1,455.27
August	916.07	1,008.01	1,104.24	1,220.33	1,303.82	1,473.99
September	815.28	995.97	1,114.58	1,228.81	1,335.85
October	885.76	1,050.71	1,130.20	1,207.01	1,377.94
November	936.31	1,058.20	1,173.82	1,249.48	1,400.63
December	879.82	1,111.92	1,211.92	1,248.29	1,418.30

The closing value of the S&P 500® Index on September 21, 2007 was 1,525.75.

Historical Graph

The following graph sets forth the daily closing value of the S&P 500® Index from January 2, 2002 to September 21, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing values of the S&P 500® Index are not indicative of future the S&P 500® Index closing values. This graph does not reflect intra-day values.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the PACERS.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The PACERS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the PACERS or any member of the public regarding the advisability of investing in securities generally or in the PACERS particularly. S&P’s only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding or the PACERS. S&P has no obligation to take the needs of Citigroup Funding or the holders of the PACERS into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the PACERS to be issued. S&P has no obligation or liability in connection with the administration, marketing or trading of the PACERS.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of the PACERS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the PACERS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the PACERS (a “U.S. Holder”).

This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the PACERS as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the PACERS as capital assets or (v) persons that did not purchase the PACERS in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the PACERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PACERS SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PACERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a PACERS, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a PACERS for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the S&P 500® Index under which an amount equal to the purchase price of the PACERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative financial instrument. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the PACERS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the above characterization of the PACERS, at maturity or upon the mandatory redemption of the PACERS for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERS by a U.S.

Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition.

Possible Alternative Treatment

Due to the absence of authority as to the proper characterization of the PACERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the PACERS as derivative financial instruments and the tax treatment described above. In particular, because a holder will be entitled to cash equal to or greater than the amount of the initial purchase price paid for PACERS unless (i) the closing value of the S&P 500® Index on any Trading Day after the date the PACERS are priced for initial sale to the public up to and including the third Trading Day before maturity is less than or equal to approximately 80% of the Initial Index Value and (ii) the closing value of the S&P 500® Index on each Trading Day within each Call Determination Period, and on the maturity date, is less than 100% of the Initial Index Value, the IRS could seek to analyze the federal income tax consequences of owning PACERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument would recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument would be treated as ordinary income. Any loss realized on such sale, exchange or redemption would be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally would be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The PACERS are expected to provide economic returns that are linked to the performance of the S&P 500® Index, and offer no assurance that a holder’s investment will be returned to the holder. Further, based on the historical performance of the S&P 500® Index, a holder may receive economic returns on the PACERS that are substantially lower or higher than the holder’s investment therein and the amounts payable if the PACERS are called substantially exceed a conventional interest rate return. Accordingly, Citigroup Funding believes that it is reasonable to treat the PACERS for U.S. federal income tax purposes, not as debt instruments, but as derivative financial instruments in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the PACERS, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent instrument issued by Citigroup Funding even though the holder will be entitled to no payments until the maturity of the PACERS. In addition, gain realized by a holder upon the mandatory redemption, sale or other taxable disposition of a PACERS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long- term capital gain (depending on whether the PACERS has been held for more than one year).

Even if the Contingent Payment Regulations do not apply to the PACERS, it is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the PACERS, it is possible, for example, that a PACERS could be treated as including a debt instrument and a derivative financial instrument or two or more options.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERS on a current basis. The IRS and U.S. Treasury Department issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the PACERS.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to derivative financial instruments in respect of the stock of most corporations, including the PACERS. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include derivative financial instruments in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the PACERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of the PACERS. The term “Non-U.S. Holder” means a holder of the PACERS that is a non-resident alien individual or a foreign corporation.

In the case of a Non-U.S. Holder of the PACERS, any payments made with respect to the PACERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the mandatory redemption, sale or other disposition of the PACERS by a Non- U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the PACERS should see the discussion relating to U.S. Holders of the PACERS, above.

Estate Tax

If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the PACERS may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the PACERS.

Backup Withholding and Information Reporting

A holder of the PACERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated March 10, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the PACERS.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $14,560,000 principal amount of PACERS (1,456,000 PACERS), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the PACERS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the PACERS to certain dealers at the public offering price less a concession not to exceed $0.20 per PACERS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per PACERS on sales to certain other dealers. Sales may also be made through Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, acting as agent. Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $0.20 per PACERS for the PACERS it sells. If all of the PACERS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The PACERS will not be listed on any exchange.

In order to hedge its obligations under the PACERS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the PACERS — The Market Value of the PACERS May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Derivative Instruments Related to the Underlying Index by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the PACERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the PACERS through and including the date of disposition of such PACERS that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information incorporated by reference or provided in this pricing supplement and accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of the document.

You should rely only on the information contained or incorporated by reference in this pricing supplement, prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in the pricing supplement, prospectus supplement and prospectus is accurate as of any date other than the date on the front of such document.

	Page
Pricing Supplement
Summary Information — Q&A	PS -	2
Risk Factors Relating to the PACERS	PS -	6
Description of the PACERS	PS -	10
Description of the S&P 500® Index	PS -	18
Certain United States Federal Income Tax Considerations	PS -	22
Plan of Distribution	PS -	26
ERISA Matters	PS -	26

Prospectus Supplement
Risk Factors	S -	3
Important Currency Information	S -	6
Description of the Notes	S -	7
Certain United States Federal Income Tax Considerations	S -	33
Plan of Distribution	S -	40
ERISA Matters	S -	41

Prospectus
Prospectus Summary		1
Ratio of Income to Fixed Charges and Ratio of Income to Combined Fixed Charges Including Preferred Stock Dividends		4
Forward-Looking Statements		6
Citigroup Inc.		6
Citigroup Funding Inc.		6
Use of Proceeds and Hedging		7
European Monetary Union		8
Description of Debt Securities		8
Description of Index Warrants		21
Description of Debt Security and Index Warrant Unit		24
Limitations on Issuances in Bearer Form		25
Plan of Distribution		26
ERISA Matters		29
Legal Matters		29
Experts		29

Citigroup Funding Inc.

Medium-Term Notes, Series D

1,456,000

PREMIUM MANDATORY CALLABLE

EQUITY-LINKED SECURITIES

Based Upon the S&P 500® Index

Due March 26, 2009

($10 Principal Amount per PACERS)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by

Citigroup Inc.

Pricing Supplement

September 21, 2007

(Including Prospectus Supplement

dated April 13, 2006 and Prospectus dated March 10, 2006)